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                                                               Exhibit 3(i).1


ARTICLE FIFTH

     ARTICLE FIFTH of the Company's Restated Certificate of Incorporation (the "Certificate") was amended on June 8, 1995 to read as follows:

     FIFTH. In furtherance of, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized and empowered:

             (a) To make and alter the By-Laws of the Corporation; provided, however, that the By-Laws made by the Board of Directors under the powers hereby conferred may be altered, changed, amended or repealed by the Board of Directors or by the affirmative vote of the holders of a majority of shares having voting power with respect thereto; and

             (b) From time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation or any of them, shall be open to inspection of stockholders; and no stockholder shall have any right to inspect any account, book or document of the Corporation, except as conferred by applicable law and subject to the rights, if any, of the holders of any series of Preferred Stock.

     The Corporation may in its By-Laws confer powers upon its Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

ARTICLE SEVENTH

     ARTICLE SEVENTH of the Certificate was amended on August 10, 1995 to read as follows:

     SEVENTH. Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specific circumstances, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board of Directors and shall be promptly called by the Chairman or the Secretary at the written request of a majority of the Board of Directors, or the holders of a majority of the outstanding Common Stock upon not fewer than ten nor more than 60 days' written notice.

ARTICLE EIGHTH, SECTION 1

     ARTICLE EIGHTH, SECTION 1 of the Certificate was amended on June 8, 1995 to read as follows:

     EIGHTH. SECTION 1. Number, Election and Terms of Directors. Subject to the rights of he holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specific circumstances, the number of the Directors of the Corporation shall be fixed from time to time by or pursuant to the By-Laws of the Corporation, or until such director's earlier resignation or removal in accordance with the General Corporation Law of the State of Delaware, this Certificate of Incorporation and the By-Laws. Each director shall hold office for one year after the time of such director's election or until such director's successor is elected and qualified at the next succeeding annual meeting of stockholders of the Corporation or until such director's earlier resignation or removal in accordance with the General Corporation Law of the State of Delaware, this Certificate of Incorporation and By-Laws.

ARTICLE EIGHTH, SECTIONS 4, 6 AND 7

     ARTICLE EIGHTH, SECTIONS 4, 6 and 7 of the Certificate were amended on August 10, 1995 to delete such SECTIONS in their entirety.

ARTICLE EIGHTH, SECTION 5

     ARTICLE EIGHTH, SECTION 5 of the Certificate was redesignated as SECTION 4 and amended on August 10, 1995 to read as follows:

     SECTION 5. Removal. Subject to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, any Director may be removed from office only by the affirmative vote of the holders of at least 50% of the combined voting power of the outstanding shares of Voting Stock, voting together as a single class.